BLUESTAR TELEHEALTH

Annual Update for Shareholders

December 9, 2025











11.06 r

BBB. ACCREDITED BUSINESS A+

SDVOSB Service Disabled Veteran Owned Small Business cVE

vizient. Awarded Supplier

AICPA SOC aicpa.org/soc4so SOC for Service Organizations | Service Organizations

ATA American Telemedicine Association

Agenda

Section 1: The Company

Who we are, what we do, and why

Section 2: 2025 in Review

The good, the bad

Section 3: Plans for 2026

New services, new opportunities

Section 4: CEO Takeaways

Questions & Answers

Notes:
1) Ask questions using the chat function.
2) We'll go fast, so we can get to questions.
3) You'll get these slides via e-mail.
4) We're recording, and you'll get the recording link too.
5) Powerpoint has extra words so it can be read as a standalone document.
6) Happy to follow up with any of you at any time.



BLUESTAR
TELEHEALTH



Section 1: The Company

- Why We Exist
- What We Do
- Who We Are



BLUESTAR
TELEHEALTH

Why: The Problem

- 150 million Americans have chronic health conditions.
  - Hypertension, diabetes, kidney disease, heart failure

- 3 of 4 healthcare dollars are spent on these patients.
  - At least $3 trillion annually

- But chronic conditions have to be managed daily, at home.

- And the healthcare system isn't built to do that, in two ways:
  - Providers don't have the <u>capability</u> to deliver in-home daily care and attention.
  - Payers don't have the <u>visibility</u> to see which patients need in-home care when.



Why: The Solution

- Manage conditions in the home. That requires:

1) Technology (hardware, software, data transmission).
2) New reimbursements from Medicare and Medicaid and private insurance.
3) Relaxation of old rules inhibiting in-home care delivery
4) New companies (like BlueStar) specially built to deliver the in-home service that traditional doctors and hospitals can't

- Bottom line: NOW, conditions exist to solve the enduring problem.

- (AND, in 2025, the government is launching new programs to support solving this enduring problem– see future "Tailwinds" slide.)





What We Do

We connect clinical caregivers with their remote patients at home.



Enrollment/Outreach, Hardware, Software, Nurse Monitoring, Logistics, Inventory, Tech/Patient Support, Program Management

Summary of Service Options

Fee-for-Service Care:

- Chronic Condition Mgt (CCM)
- Remote Physiological Monitoring (RPM)
- Principal Care Mgt (PCM)
- Transitional Care Mgt (TCM)
- Remote Therapeutic Mgt (RTM)
- Advanced Primary Care Management (APCM)

Fee-for-Service (FFS): Delivering care which generates reimbursable codes to create new practice revenues.

Value Based Services:

- High-Risk Maternal Care
- Children's Healthcare
- ED Avoidance
- Gap Closures
- HEDIS improvements
- Text-Based Patient Engagement
- Population Health Program
- Annual Wellness Visits

Value-Based: Not FFS. Delivering care efficiently to improve outcomes and lower costs.

Chronic Conditions:

- Hypertension
- Diabetes
- COPD
- Heart Failure
- Chronic Kidney Disease
- Obesity
- Behavioral Health: Depression, Anxiety, Sleep Disorders, etc



What We Do: for A Doctor (Provider)



- Dr. Huling in Olive Branch, Mississippi has 400 patients with hypertension. He asks BlueStar to provide in-home remote care.

- BlueStar delivers the entire program:
  - Qualification, marketing, enrollment.
  - Management of software, shipping of equipment.
  - Patient training and activation.
  - Daily monitoring of results via software and human contact.
  - Coaching per the care plan.
  - Escalation to Dr. Huling when required.
  - At month end, report results to Dr. Huling, who gets reimbursement.

- Result: better clinical results, happier patients, more $ for Dr. Huling.

Doctors = **FEE FOR SERVICE** = Doing More Work To Generate More Fees = More Practice Revenue (while also improving patient health)



What We Do: for a Health Insurance Company (Payer)

- Highmark Health is a health insurance company with $25B in revenue, covering 7 million American citizens. Highmark also executes government programs to support older Americans (Medicare) and poorer Americans (Medicaid). Many of those patients have high blood pressure, the leading cause of stroke and heart attack.

- BlueStar provides patient engagement programs (through text-based interactions) and remote patient monitoring programs.



- Result:
  - Better patient outcomes.
  - Highmark meeting government requirements for quality of care.
  - Lower overall healthcare costs.

- Previously, Highmark has hired BlueStar to provide services for high-risk maternity patients, and for children's programs (CHIP).

Insurance Companies = **VALUE BASED CARE** = Delivering Care More Efficiently to Lower Costs (while also improving patient health)



What We Do: Clinical Traction



- A study of 5800 BlueStar hypertension patients, broken into three groups.

- Overall, **a 30% reduction in the risk of stroke and heart attack.**

- (For the pink cohort, reduction in risk was closer to 60%.)

Who We Are

- Led by veterans in senior mgt positions
- CEO is retired two-star nuclear Navy Admiral
- Won awards from SBA and Governor
- 102 veterans as shareholders, including 56 admirals and generals and six presidential appointees
- Certified by National Authorities as a Service-Disabled-Veteran business (see icons below)
- Based outside Washington DC

ROB WRAY, CEO
- Naval Academy Nuclear Engineer, Rear Admiral
- Author, Patent Holder, Adjunct Professor
- Multiple Startups, + Fortune 100 experience
- Ran $3.5B business with 10,000 employees



DAVE SWEEN, COO
- Naval Academy, Commander USN
- 25 years business / logistics / ops
- GM of Amazon Distribution Center
- GM of multiple food processing plants



DENNIS MIHALE, MD, CHIEF MEDICAL OFFICER
- Major, Army Medical Corps
- Asst Prof, USF College of Medicine
- Healthcare exec for IBM, McKesson, Berkshire Hathaway
- Founded two HMO's and three healthcare tech firms



LARRY DIAMOND, CHIEF COMMERCIAL OFFICER
- CEO of two healthcare companies
- 20 years of telehealth business experience
- CRO/Head of Bus Dev for three healthcare companies, including American Telecare



PRESTON WEIR, CHIEF TECHNOLOGY OFFICER
- Extensive experience and understanding of multiple softwares, hardwares, peripherals, and communications protocols associated with telehealth
- Leading the VA Cloud Deployment











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BLUESTAR TELEHEALTH

Management



Rob Wray
CEO

- Naval Academy Nuclear Engineer
- Author, Patent Holder
- Multiple Startups, + Fortune 100 experience
- Ran $3.5B business with 10,000 employees
- Masters from Georgetown B-School



Dennis Mihale
MD
CMO

- Major, Army Medical Corps
- Asst Prof, USF College of Medicine
- Healthcare exec for IBM, McKesson, Wellfleet (Berkshire Hathaway)
- Founded two HMO's and three healthcare tech firms



Sarah Flanders
CNO

- RN, MSN
- 25 years nursing experience, primarily in ER/ED environments
- Led ED team at major regional hospital

Cary Simmonds
MD
Maternal Health

- Fellow, American College of OB/GYN
- Yale, Tulane, Georgetown
- 30 years experience, delivering 5000+ babies
- Practicing, and managing a large practice



Michael Rolli
MD
Health Analytics

- West Point
- Neurosurgeon
- Two combat deployments
- Managed PTSD telehealth programs for Army



David Sween
COO

- Naval Academy
- 25 years business / logistics / ops
- GM of Amazon Distribution Center
- GM of multiple food processing plants
- Retired Naval Officer

Larry Diamond
Chief Commercial Officer

- CEO of two healthcare companies
- CRO/Head of Bus Dev for three healthcare companies, including American Telecare
- MBA



Preston Weir
CTO

- Extensive experience and understanding of multiple softwares, hardwares, peripherals, and communications protocols associated with telehealth
- Led the VA Cloud Deployment effort



Nancy Perez
Clinical Ops

- BS, Nursing
- Masters in Healthcare Administration
- 30 years clinical management experience

Ben Wynia
AI Lead (consultant)

- West Point, Helo Pilot
- MS, Product Engineering, USC
- MS, Data Analytics, Carnegie Mellon
- MBA, UC Berkley



Board of Directors



Dave Rich
Veteran, Accenture Global Partner, 3x CEO w/ exits

Dave spent a career at Accenture, where he was Global Managing Director for Accenture Analytics. He later became CEO of Revolution Analytics, which was acquired by Microsoft. His areas of expertise are in new business development, managing large scale global change programs and the preparation, transition, and management of outsourcing contracts. Dave is a graduate of the U.S. Naval Academy and is a service-disabled veteran. He is an investor in BlueStar, and lives in Fort Worth, TX.



Rob Wray
Admiral, Engineer, Startup CEO, Author

Rob graduated from the Naval Academy, went through nuclear engineer training, and spent his 20's operating reactors on surface ships around the world. Transferring to the reserves, he spent his 30's and 40's in a variety of small businesses, including hospitality, construction, manufacturing, and energy. Mobilized to Baghdad at age 48, he was subsequently promoted to Admiral and put back on active duty in the Navy, where he managed organizations with more than 10,000 people and a P&L of $3.5 billion. Upon retirement, he founded BlueStar. He lives outside Washington DC. For more info, google "admiral robert wray."



Mark Treat
Healthcare CEO, Head of Strategy, Professor, Author

Mark started his career in banking, and soon became a business and IT consultant. He worked for the CIO at the state of Rhode Island, and then in business development at SAIC (now Leidos). In 2011 he founded Nalari, a telehealth company providing solutions to high acuity patient populations. Nalari was acquired by Upward Health, a rapidly-growing telehealth firm, where Mark was head of strategy and business development. He is an assistant professor at the Brown University School of Public Health. He wrote a book on business process management, and lives in Providence Rhode Island.



Tom Brodmerkel
Healthcare CEO, Medicare Expert, Board Member, Veteran

Tom is the President and CEO of KMA Holdings, LLC and CEO of Wave Health Technologies. He has over 25 years' experience with large healthcare organizations and successful healthcare startups, including Chief Operating Officer at United Healthcare's Medicare programs, President of Medicare programs of Coventry Healthcare, and Chief Strategy Officer of Matrix Health Network. He is also a member of the Board of Trustees for the United States Naval Academy, where is a 1980 graduate. He is currently the Vice-Chair of the Board of CareSource, a managed care organization covering 2.1 million lives in 8 states. He lives in Florida.



Stephen Shaya, MD
Healthcare CEO, Investor, Doctor

After a brief career as a family practice physician, Stephen joined his family's business, J&B Medical. He was previously CEO of J&B, a global health care solutions company. In his role he oversees all strategy, innovation, and growth of the family of companies under J & B. Under his guidance, J & B has started eighteen different business enterprises and now has customers around the world, including 48 states in the US. J&B's clients serve over 200 million lives. He serves on numerous boards, including the American Diabetes Association in Michigan, Citizens Rx, and Endeavor Detroit. He lives outside Detroit.

Board Observers:
Mark Sandler, board member emeritus
Katherine Hill Ritchie, the State of Maryland VC Fund

Walter Burr, Composite Capital
Don Holder, TRCM Capital

Advisory Boards

BLUESTAR TELEHEALTH

Veteran Advisory Board
The Veteran Advisory Board includes 14 generals and admirals from every service, and includes doctors, nurses, and medical management professionals.

To Understand Military Ranks:

Tom Hall: 4-Star Presidential Appointee
LTG, Lt Gen, VADM: 3 star general/admiral
MG, RADM: 2 star general/admiral
BG, RDML: 1 star general/admiral









Tom Hall
The Honorable

Dave Huntoon
LTG, USA

Doug Crowder
VADM, USN

Ted Bowlds
LT GEN, USAF







Mel Spiese
MG, USMC

Duncan Smith
RADM, USCG

George Alexander
MG, ARNG

Gary Profit
BG, USA

Chip Utterback
LT GEN, USAF

Jon Bayless
RADM, USN

Dr. Chuck Harr
RDML, USN

Keith Thurgood
MG, USA



Cindy Dullea, RN
RDML, USN







Dr. Don Bradshaw
BG, USA

Business Advisory Board
The Business Advisory Board is an informal kitchen cabinet of shareholders and friends, providing specific expertise in startups, fund-raising, marketing, government relations, and banking. 6 of the 7 are military.









Brooks McFeely
CEO

Doug Redding
CFO

Al Berkeley
CEO of NASDAQ



Tom Aiello
CEO

John Mustin
CEO

Shannon Scott
Lobbyist

Bill Wray
CTO



Section 2: 2025 in Review

- What Happened, Good and Bad
- Financial Results



A Disappointing Year

At the end of 2024:

- New software partner with thousands of patients to monitor
- Our biggest client adding 250 patients per month
- We delivered a prototype of an AI-based patient eng engine
- Six months away from major VA revenues
- Switching to a new NYC investment firm to raise $$

At the end of 2025:

- In Jan the partner was sold; acquiror took all monitoring
- In March the client shut down the program; major layoffs
- Put AI on hold due to lack of people and funding
- VA cancelled contract at government convenience
- Without VA and major clients, investment raise halted



Despite Disappointments, Good Things Happened in 2025

- Our service offerings increased (slide to follow)

- Our operational efficiency increased dramatically (slide to follow)

- We cracked the code on lead generation using AI (slide to follow)

- We broke into the ACO market (slide to follow)

- After 30 months, signed contracts with Highmark ($25B, 7 million members) for hypertension management

- Have verbal agreement for January 2026 launch with a 150-doctor group serving 2 million patients

- Successful bridge raise from state of Maryland and 25 existing shareholders

- Provided inputs to 45 states for future Rural Health Transformation Program ($50B over 5 years)



BLUESTAR
TELEHEALTH

Continued Expansion in Care Services

2023
Remote Patient Monitoring (RPM)

High-Risk Maternity

2024
Chronic Condition Management (CCM)

Nephrology Care

Principal Care Management (PCM)

7-day care coverage

2025
Children's Health

Post-transition care

Annual Wellness Visits

Medicaid HTN



Better Data/Info = Improved Work Efficiency

- Our IT backbone inputs data from clinical, scheduling, HR, shipping, and other sources into our data warehouse.
- From there, we use business intelligence tools and automations to generate reports and to disseminate daily operational information to employees, to management, and to clients.
- Every day, we are handling tens of thousands of pieces of data. This system does it efficiently and compliantly (HIPAA, SOC2).
- Thanks to CTO Preston Weir making this happen!



Rubi
Enrollment, Operations & Logistics
ChronicCareIQ
Patient Care Platform
3CX
clinii
Patient Care Platform
Vivo Care
Patient Care Platform
TimeTap
Lumaverse Technologies
Appointment Scheduling & Reminders
gusto
HRIS, Time Tracking, Payroll
REST APIs
AWS Lambda
ETL
Functions
AWS S3
Additional Storage
and Processing
RDS
Data Warehouse
AWS Lambda
Custom
Reporting
REST API
Email
Notifications
(No PHI)
Google Drive
Compliant
Report
Distro
AWS VPN
VPC Access
PowerBI
On Demand
& Draft
Reporting

Samples of Automated Daily Reports



Code Completion by Day (Team)

Name	Total Hours	Attendance	Total Patients	Billable Minutes	Productivity	Total Calls	Calls / Hr	Talk Minutes	Direct vs. Indirect	Total Inbounds	Surveys #	NPS
Cesia Cifuentes	107.95	71.02%	95	98:41:04	91.42%	354	3.28	14:10:25	14.36%	19	47	83
Maria Lopez	104.28	68.61%	118	89:52:40	86.19%	240	2.3	11:36:35	12.92%	14	18	89
Arianna Mejia	105	69.08%	142	81:53:25	77.99%	355	3.38	28:07:51	34.35%	28	15	87
Nelisa Ngidi	63.85	42.01%	0	16:09:27	25.31%	853	13.36	14:32:45	90.03%	17	0	N/A
Alexandra Quiroga	106.35	69.97%	94	104:58:25	98.71%	370	3.48	21:48:03	20.77%	11	43	86
Yinet Rosa	72	47.37%	140	65:54:47	91.55%	205	2.85	07:50:07	11.89%	7	42	93
Katie Ruiz	101	66.45%	51	74:50:12	74.1%	408	4.04	14:24:44	19.26%	12	36	89
Mary Valladares	102.28	67.29%	82	87:29:02	85.53%	216	2.11	19:33:07	22.35%	49	49	96
Team Avg.	95.34	62.73%	90.25	77:28:38	78.85%	375.12	4.35	16:30:27	28.24%	19.62	31.25	89

First Name	Last Name	Patients	First Time Code	Base Billability	Additional Codes	Total Codes	Possible Codes	Total Code %	Chart Time	Revenue Time	Pending Time	Overage	Productivity	% Revenue Time
Cesia	Cifuentes	95	6	6.32%	1	7	285	2.46%	07:17:58	02:20:00	04:57:58	00:00:00	100.00%	31.96%
Maria	Lopez	118	17	14.41%	2	19	354	5.37%	14:00:27	06:20:00	07:40:27	00:00:00	100.00%	45.21%
Arianna	Mejia	142	5	3.52%	2	7	426	1.64%	07:49:06	02:20:00	05:14:32	00:14:33	96.89%	29.84%
Nelisa	Ngidi	0	0	nan%	0	0	0	nan%	00:00:00	00:00:00	00:00:00	00:00:00	nan%	nan%
Alexandra	Quiroga	94	20	21.28%	6	26	282	9.22%	10:52:17	08:40:00	02:05:45	00:06:31	99.00%	79.72%
Yinet	Rosa	140	12	8.57%	0	12	158	7.59%	18:40:48	04:00:00	12:44:29	01:56:19	89.62%	21.41%
Katie	Ruiz	51	11	21.57%	1	12	153	7.84%	09:39:24	03:59:59	05:39:24	00:00:00	100.00%	41.42%
Mary	Valladares	82	3	3.66%	1	4	246	1.63%	12:15:19	01:20:00	10:55:19	00:00:00	100.00%	10.88%
Total:		722	74	10.25%	13	87	1904	4.57%	80:32:00	28:59:00	49:14:00	02:16:00	97.12%	35.99%

CC	Patients	0 Tries	1 Try	2 Tries	3+ Tries	Contact	15 Min Tot.	15 Conv.	0 Tries %	1 Try %	2 Tries %	3+ Tries %	Contact %	15 Min Tot %	15 Conv %	success
Cesia Cifuentes	95	1	1	1	28	44	3	17	1.05%	1.05%	1.05%	29.47%	46.32%	3.16%	17.89%	67.37%
Maria Lopez	118	2	9	15	34	45	1	12	1.69%	7.63%	12.71%	28.81%	38.14%	0.85%	10.17%	49.15%
Arianna Mejia	142	1	2	3	54	25	1	56	0.70%	1.41%	2.11%	38.03%	17.61%	0.70%	39.44%	57.75%
Nelisa Ngidi	0	0	0	0	0	0	0	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Alexandra Quiroga	94	1	2	0	25	31	8	27	1.06%	2.13%	0.00%	26.60%	32.98%	8.51%	28.72%	70.21%
Yinet Rosa	140	0	1	2	53	72	4	8	0.00%	0.71%	1.43%	37.86%	51.43%	2.86%	5.71%	60.00%
Katie Ruiz	52	2	2	8	14	18	2	6	3.85%	3.85%	15.38%	26.92%	34.62%	3.85%	11.54%	50.00%
Mary Valladares	81	1	1	0	14	23	10	32	1.23%	1.23%	0.00%	17.28%	28.40%	12.35%	39.51%	80.25%
Total:	722	8	18	29	222	258	29	158	1.11%	2.49%	4.02%	30.75%	35.73%	4.02%	21.88%	61.63%



BLUESTAR
TELEHEALTH

Monthly Report to Client CEOs

We send all our clients a monthly summary report, giving a high-level overview of the program for client management.

At the right is an example for a Federally-Qualified Health Center in California: Indian Health Center of Santa Clara Valley.

Of note is the Net Promoter Score (NPS) of 70, based on 1373 patient feedback comments. This is well above the average NPS score for the healthcare industry in America. A score of 50 or above is considered "excellent."





INDIAN HEALTH CENTER

Indian Health Center
RPM and CCM Program
July 2025



BLUESTAR

CEO Summary

Overall, the program continues to demonstrate both clinical and financial success. With reimbursement claims submitted using the CPT 99XXX codes instead of the general HCPC G0511, the reimbursement potential to Indian Health increases significantly ($47,000 in July compared to $32,000 in June) for CCM/RPM telehealth services. Among the 297 BlueStar monitored patient population there were 10 alert escalations. 8 of the escalations resulted from blood pressure vitals showing outside protocol limits. Clinical results and patient feedback remain strong while cash flow remains positive ($14,460 above the BlueStar invoice). Our Care Coordinators continue to encourage patients toward more consistent vital readings with a goal of taking vitals 16 or more days each month.

Patient Enrollment

1940	470	-17
Program Total to Date	Active This Month	Census Change This Month

Hypertension Clinical Results

Over the first 8 weeks of participation patients showed clinically significant improvements. The percentage of patients with Stage II hypertension decreased by 39.1% and systolic/diastolic blood pressure dropped by 10.4/6.5 mmHg respectively. For patients participating at least 24 weeks, the percentage of patients with Stage II hypertension decreased by 52.1% with a mean drop in SBP of 13.3 mmHg and a mean drop in DBP of 7.5 mmHg.



Financial Results

$32651	$47111	$14460
Monthly Invoice	Reimbursement Potential	Your Monthly Profit

Patient Satisfaction

70	77%	1373
Net Promoter Score	Love the Program	Patients Giving Feedback



BLUESTAR TELEHEALTH

Lead Generation for Doctors



Adstra

Things We've Tried:

- Conferences
- SEO/SEM
- PR
- Linked-In
- Webinars
- Direct Mail
- Direct E-mail
- Channel Partners
- Cold Calling
- Consultants

The Most Productive So Far:

Doctors w/ Cellphones on Facebook & Instagram:

- Doc responds to ad
- AI agent sends texts and e-mails
- AI engages in conversation
- Doc books a call with us
- Post-call, AI agent "nurtures" the lead
- Key stats improving: cost per lead, cost per booked call, etc
- Starting a similar AI-based program for e-mail lead gen, called RunDay



BLUESTAR TELEHEALTH



Selling to ACOs



- Healthcare has two sides:
  - Fee-for-Service, generating more revenue by delivering more care
  - Value-Based, improving care delivery to reduce overall costs

- ACO = Accountable Care Organization
  - Owns the entire cost of the patient; incentivized to reduce costs
  - Largest patient cost: ER visits and hospitalizations

- BlueStar's Daisy program uses hardware, software, and clinical labor to help ER Frequent Flyers seek alternative care sites

- Projected savings of $4 for every $1 invested

- Active sales efforts in progress; CEO of Sunflower ACO wants to start pilot in Q1 2026; talking to half-dozen other prospects



Monthly Telehealth Revenues in 2025

2025 Revenues & EBITDA
$200
$150
$100
$50
$-
$(50)
$(100)
$(150)
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
$174 $103 $67 $57 $55 $52 $65 $71 $80 $67 $64 $97
(133) (96) (68) (54) (61) (64) (51) (30) (30) (42) (45) (22)
Revenues ($000)
EBITDA
Highmark hypertension starting.



December revenues projected based on existing contracts.



2025 Income Statement by Month

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Total YTD
Income	**173,834**	**103,292**	**67,247**	**56,820**	**54,763**	**52,369**	**65,130**	**71,287**	**79,920**	**66,537**	**63,966**	**855,164**
Cost of Goods Sold	132,015	79,361	50,518	38,388	39,872	40,770	39,887	37,650	42,805	41,545	46,521	589,334
Gross Profit	**41,819**	**23,931**	**16,729**	**18,432**	**14,891**	**11,598**	**25,243**	**33,637**	**37,115**	**24,991**	**17,445**	**265,830**
Expenses												
6000 Payroll	136,647	88,074	36,800	34,059	35,036	33,931	33,808	26,140	26,046	30,343	29,040	509,923
6200 Advertising & Marketing	2,716	1,144	15,712	4,662	11,179	9,340	6,478	8,042	11,801	5,817	4,479	81,369
6500 Professional Fees	1,625	1,094	6,042	2,905	2,830	5,405	9,009	1,430	2,830	2,830	2,830	38,829
6600 Travel	1,394		440		2,206	1,105	623			1,446	118	7,332
G & A	32,127	29,592	25,668	31,034	25,081	26,215	25,844	27,823	25,967	27,100	25,546	301,998
Total Expenses	**174,509**	**119,903**	**84,661**	**72,660**	**76,332**	**75,996**	**75,762**	**63,436**	**66,643**	**67,536**	**62,012**	**939,450**
Net Operating Income	**(132,690)**	**(95,972)**	**(67,932)**	**(54,228)**	**(61,441)**	**(64,398)**	**(50,520)**	**(29,798)**	**(29,528)**	**(42,545)**	**(44,568)**	**(673,620)**
Other Income	**-**	**-**	**-**	**31,452**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**31,452**
Other Expenses												
7100 Int Expense - Banks	22,383	58,961	21,387	26,500	25,803	25,613	24,739	24,962	28,304	48,681	28,661	335,993
7150 Conv Debt Interest	9,027	8,474	9,000	8,825	9,027	8,850	9,027	9,027	8,850	8,277	8,238	96,621
7160 Int Expense - Investors	13,889	13,889	13,889	13,889	13,889	13,889	13,889	13,889	13,889	13,889	13,889	152,778
7200 Depreciation	86	86	86	215	225	225	225	225	225	225	225	2,044
7300 Amortization Expense	1,076	1,076	1,076	1,076	1,076	1,076	1,076	1,076	1,076	1,076	1,076	11,841
7500 Asset Write Downs	(120)	80	(400)	27,113	640	920	600	800	(400)	720	160	30,113
Total Other Expenses	**46,341**	**83,721**	**45,038**	**77,619**	**50,659**	**50,573**	**49,555**	**49,978**	**51,944**	**72,868**	**52,249**	**630,545**
Net Other Income	**(46,341)**	**(83,721)**	**(45,038)**	**(46,167)**	**(50,659)**	**(50,573)**	**(49,555)**	**(49,978)**	**(51,944)**	**(72,868)**	**(52,249)**	**(599,093)**
Net Income	**(179,031)**	**(179,693)**	**(112,970)**	**(100,395)**	**(112,101)**	**(114,971)**	**(100,075)**	**(79,777)**	**(81,472)**	**(115,413)**	**(96,817)**	**(1,272,713)**



BLUESTAR TELEHEALTH

Balance Sheet

As of 30 Nov 2025

ASSETS

Current Assets

Total Bank Accounts	107,597
Total Accounts Receivable	122,134
Total Other Current Assets	53,418
Total Current Assets	**283,150**
Total Fixed Assets	**42,615**
Total Other Assets	**502,419**
TOTAL ASSETS	**828,184**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Total Accounts Payable	208,513
Total Credit Cards	97,624
Total Other Current Liabilities	3,050,318
Total Current Liabilities	**3,356,455**

Long-Term Liabilities

2800 Long Term Debt	2,606,877
2990 Lease Liabilities	327,004
Total Long-Term Liabilities	**2,933,882**
Total Liabilities	**6,290,336**

Equity

3000 Investor Equity	16,477,678
3900 Retained Earnings	(20,639,680)
Net Income	(1,300,151)
Total Equity	**(5,462,153)**
TOTAL LIABILITIES AND EQUITY	**828,184**



2025 Revenues by Service Line

	Type	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25
	Enrollment	$ 88.00	$ 24.00	$ 48.00	$ 104.00	$ 104.00	$ 80.00	$ 88.00
Children's Health	Other Services	$ -	$ -	$ -	$ -	$ 3,791.00	$ 1,027.00	$ 5,086.00
	Hardware	$ 2,440.00	$ 2,747.00	$ 2,779.00	$ 2,712.45	$ 3,156.60	$ 2,629.00	$ 1,900.00
Chronic Condition Mgt	Monitoring - CCM	$ 10,706.50	$ 10,456.00	$ 26,764.00	$ 21,614.00	$ 21,309.00	$ 24,188.50	$ 19,782.50
	Monitoring - Other	$ 70.00	$ 70.00	$ 70.00	$ -	$ -	$ -	$ -
Principal Care Mgt	Monitoring - PCM	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Remote Patient Mon	Monitoring - RPM	$ 25,143.00	$ 23,413.00	$ 26,573.00	$ 35,957.00	$ 35,390.50	$ 25,973.00	$ 24,873.00
	Software	$ 10,223.50	$ 9,929.50	$ 5,387.50	$ 3,409.00	$ 3,400.50	$ 4,126.50	$ 3,866.00
	Support	$ 6,091.75	$ 5,729.25	$ 3,508.25	$ 12,454.75	$ 7,781.25	$ 8,512.50	$ 8,370.25
	Total	$ 54,762.75	$ 52,368.75	$ 65,129.75	$ 76,251.20	$ 74,932.85	$ 66,536.50	$ 63,965.75



BLUESTAR TELEHEALTH

A Word on the VA Deal, as many people ask about it...

- Submitted bid in 2021 for on-site solution. We were the RPM sub; prime was Valor Healthcare.

- Awarded contract in 2023 for cloud solution (1 of 4 awardees)
  - Would have been about $50M in revenue to us over 8 years, with high margins

- Contract: six-month startup period of no revenues



- After two years of startup period with no rev and no end in sight, we:
  - Raised issue to senior VA management, then
  - Raised issue with House Veteran Affairs Committee, then
  - Raised issue with Senate Veteran Affairs Committee

- Two weeks later, our contract was cancelled for the convenience of the government
  - Other awardees remain, but still haven't started work under the 2023 contract award
  - High-level consulting (former VA Secretary) revealed that the government could justify action under DOGE-related cuts

- Under FAR*, we have the right to ask for expenses incurred due to government cancellation
  - The contracting officer denied this right, therefore,
  - We will take the request to the Court of Federal Claims (COFC).
  - BlueStar's claim per the FAR is about $775,000.
  - Legal preps in progress; expect submission in January, with 6-18 months for resolution

*FAR: Federal Acquisition Regulations



Section 3: Plans for 2026

- Tailwinds
- Expectations for 2026
- A Word on Exit



Tailwinds

The government (CMS, HHS) is strongly incentivizing and supporting what we do: using tech for low-cost remote care for chronic conditions.

1) Rural Health Transformation Program (RHTP)
- Each state gets guaranteed $100M/year for next five years. ($25B)
- CMS will allocate another $25B based on state need and quality of submissions.
- Emphasizing remote care, digital, patient-facing tech, innovative solutions.

2) CMS reimbursement rules for 2026
- New codes for remote care, with increased reimbursements.
- Expanded authorizations and use cases.

3) ACCESS (Advancing Chronic Care w/ Effective, Scalable Solutions)
- A ten-year CMS program starting in 2026, for Medicare.
- Direct payments for using digital tech in the home to manage chronic conditions.

Current Administration:

"It shall be the policy of the Federal Government to aggressively combat the critical health challenges facing our citizens, including the rising rates of mental health disorders, obesity, diabetes, and other chronic diseases."

"The chronic disease epidemic is the most urgent and costly health crisis in America today."
––HHS Sec RFK Jr.



Plans for 2026

1) Continue to deliver Fee-for-Service work:
   - Doctors, Federally-Qualified Health Center (FQHC), etc

2) Expand Value-Based work:
   - Highmark and other payers/insurance companies
   - ACOs

3) Explore Opportunities in RHTP and ACCESS

4) Work to collect VA expense ($775k) from Court of Federal Claims

5) Get Profitable and Cash-Flow Positive
   - Reduce debt
   - Restore pay to managers

On hold: Any AI development efforts or institutional funding rounds.



A Possible 2026

The following projections include only revenues from those with signed deals, or from those clients who have said they want to move forward. It assumes no new prospects or closed deals. (Given attenuated sales cycles, we have learned to take projections with a large grain of salt.)

figures in $000	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Existing Clients	60	60	60	60	60	60	60	60	60	60	60	60	720
Highmark Hypertension	34	34	34	34	28	35	42	49	56	63	70	77	556
ACO Daisy Program	-	3	3	3	3	3	3	3	8	8	8	8	48
Prima Care	8	19	38	56	56	64	71	79	86	94	101	165	836
Lyracore	-	-	8	15	23	23	23	23	23	23	23	23	203
Reinhart	-	-	-	26	53	53	53	53	53	53	53	53	446
Fairfax	-	8	15	23	23	23	23	23	23	23	23	23	225
Yhealth	-	8	15	23	23	23	23	23	23	23	23	23	225
Total revenues	102	130	172	239	267	281	296	310	330	344	359	430	3,259
COGS (52%)	53	68	89	124	139	146	154	161	171	179	187	223	1,694
Gross Profit	49	63	82	115	128	135	142	149	158	165	172	206	1,564
Fixed Costs	62	63	65	66	67	68	70	71	73	74	76	77	832
EBITDA	(13)	(1)	18	49	61	67	72	78	86	91	97	129	733

Note: The fixed cost line is understated by about $20k as management is currently either on reduced salaries or not being paid.



The End Game

- The two questions shareholders ask the most:
  - What happened with the VA deal?
  - What's the end game?

- The desired end state remains the same: grow the company to a size at which it can be sold to deliver an ROI to investors.

- The harder question: when will that be?
  - We think we need $20 to $30M in profitable revenue to justify a sale.
  - With little clients, that could take 5 or more years.
  - With larger clients, it could happen more quickly.
    - Highmark has 1 million hypertensive patients; if it gave us 10,000, that would be $6M/year
    - Prima-Care has 2 million patients, if we treated 10,000, that would be $9M/year
    - An ACO we know with 1000 doctors could give us 10,000 ED users; that would be $7M/year
    - Current deal on the table with UNC Health would be $7M/year.
  - Our goal: As soon as possible. Do not plan on 2026 or 2027. Maybe 2028.





Section 4: CEO Takeaways



Annual Update on CEO Prognostication Prowess

At the end of 2024 I wrote the following about 2025:

I believe that in 2025:

- The VA effort will yield revenues, which will grow and continue. ✖
- We will execute an institutional funding round to allow us to grow. ✖
- We will achieve profitability in Q4. ✖

2025 clearly did not go the way we wanted to. However, we survived and will live to fight another day.



CEO Takeaways

- **We are on the right track.**
  - Right industry, right offering, right time. <u>More tailwinds than ever before.</u>

- **We are making progress on the hard things.**
  - Operational efficiency, lead generation, margin, process, service offerings.

- **I believe that in 2026:**
  - We will grow our bread-and-butter Fee-for-Service revenues.
  - We will expand and grow our Value-Based service revenues.
  - We will achieve positive EBITDA, positive net cash flow, and positive Net Income.

- **Until we get there, we will continue to continue. We are "all in," and will succeed or go down with the ship trying.**
  - Work hard, work lean.
  - Focus on making lives better for the patients in our care.
  - Profoundly grateful for the confidence and support and patience of our shareholders.





Questions?



BlueStar highlighted on the marquee in Times Square on Veterans Day.

 www.bluestartelehealth.com

 robert.wray@bluestartelehealth.com

 7654 Standish Place Rockville MD 20855

 800-441-0730

 Wray cell: 401-474-7079

Appendices: Additional Info



Appendix: Some of the 2025 CPT Codes for In-Home Care

SERVICE TYPE	CPT CODE	CPT CODE COVERS	BILLING FREQUENCY	LOW REIMBURSEMENT (Arkansas - 07102)	HIGH REIMBURSEMENT (San Francisco - 01112/09)	BLUESTAR CAN PERFORM?
RPM	99453	Initial setup of remote patient monitoring device	Once	$16.23	$26.54	Yes
	99454	Ensure 16+ readings and/or programmed alerts per month	Monthly	$42.66	$70.33	Yes
	99457	20 minutes of clinical time for RPM services	Monthly	$44.17	$60.98	Yes
	99458	Additional 20/40 minutes of clinical time for RPM services	Monthly	$36.37	$48.09	Yes
	99473	Self-measured BP, pt education and device calibration	Once	$8.12	$12.22	FLO
	99474	Self-measured BP, min 12 readings	monthly	$8.12	$12.22	FLO
CCM	99490	20 minutes of clinical time for CCM services	Monthly	$57.60	$75.44	Yes
	99439	Additional 20/40 minutes of clinical time for CCM services	Monthly	$43.47	$58.12	Yes
AWV	G0438	AWV, initial	Once	$152.68	$197.26	Yes
	G0439	AWV, subsequent	Annual	$119.10	$156.05	Yes
TCM	99495	Visit after hospital discharge, moderate complexity		$186.82	$249.03	No
	99496	Visit after hospital discharge, high complexity		$253.14	$336.95	No
RTM	98975	Initial setup and pt education	once	16.23	25.92	Yes
	98976	Transmission to monitor respiratory system per 30 days	Monthly	42.66	68.6	Yes
	98977	Transmission to monitor musculoskeletal system per 30 days	Monthly	42.66	68.6	Yes
	98978	Transmission to monitor cognitive behavioral therapy system	Monthly	I.C.	I.C.	Yes
	98980	RTM treatment management services	Monthly	44.8	60.59	Yes
	98981	additional 20 minutes	Monthly	36.37	47.19	Yes
PCM	99424	first 30 minutes, per calendar month, MD or QHP	Monthly	75.37	94.27	No
	99425	additional 30 minutes	Monthly	53.84	68.00	No
	99426	first 30 minutes, per calendar month, clinical staff	Monthly	56.32	71.88	Yes
	99427	additional 30 minutes	Monthly	43.27	56.29	Yes
ACP	99497	first 30 minutes, face-to-face, MD or QHP	once	77.07	85.86	No
	99498	additional 30 minutes	once	67.03	81.73	No
Smoking Cessation Counseling	99406	3 to 10 minutes by MD or QHP	once	13.67	17.49	No
	99407	>10 minutes	once	25.70	31.98	No

Competition and Differentiation



Full Service, AND Tech Agnostic. Using most appropriate **Multiple Tools** for a customized solution. Capable of multiple functions.

Full Service for a single function using their **Single Tool:** Hardware, software, monitoring, logistics, etc.

Tool: Software platforms to perform a single function, some w/ hardware.

Testimonials from a Client and an Investor







The program has been extremely successful for our patients. After 24 weeks, 69% of the uncontrolled hypertensive population was in control... We are very pleased with the current outcomes thus far... We look forward to continuing, and expanding, this partnership...

Eleace Sawyers, MAcc, MPA, CHC
Client

CEO, CHP of Illinois







Telehealth is exploding, and RPM is exploding faster. The space is white hot– the pandemic broke down all the barriers. It's all about trust in delivery, which is why caregivers are looking for a trusted player like BlueStar.

Grant Chamberlain, Investor

Head of HealthCare Investment Banking, Ziegler

